SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT NOTICE

The management of TIM Participações S.A. (“Company”) comes before the public, in compliance with the provisions of the 4th paragraph of the 157 article of Law No. 6,404/76, as amended (“Brazilian Corporations Law”) and CVM Ruling No. 319/99, CVM Ruling No. 358/02, and as a complement to the Material Fact notices published on April 16th 2009 and November 30th 2009, to inform its shareholders, the market in general and other interested parties, the following:

1. Operation Intended. As ratified by the Company’s Board of Directors Meeting held on December 14th 2009, the officers of the Company signed the “Protocol and Justification of the Merger of Holdco Participações Ltda. into TIM Participações S.A.”(“Protocol and Justification”) which addresses the merger by the Company into Holdco Participações Ltda. (“HOLDCO”), a company controlled by JVCO Participações Ltda. (“JVCO”) and which on the date hereof holds 100% (one hundred per cent) of the capital stock of Intelig Telecomunicações Ltda. (“Intelig”). Upon completion of the aforesaid merger of HOLDCO by the Company, Intelig will then be controlled by the Company, as set forth in the 2nd Amendment and Consolidation to the Merger Agreement entered into as of November 30th 2009 between, on one side, the Company and its controlling shareholder, TIM Brasil Serviços e Participações S.A. (“TIM Brazil”) and JVCO on the other side.

2. Ownership Structure. The Company is a holding company that controls TIM Celular S.A. and TIM Nordeste S.A. and which, upon completion of the merger, will also be the controller of Intelig, which company is the holder of certain authorizations to provide fixed telecommunications services under a private regime, with operations throughout the entire Brazilian territory, providing predominantly services for local calls, domestic and international long distance calls and data transmission. HOLDCO is the sole quotaholder of Intelig, who holds authorizations granted by the National Telecommunications Agency (“ANATEL”) to provide Switched Wireline Telephone Service – “STFC” for domestic and international long distance calls, both within Region IV of the General Plan of Grants, and also in the local category of STFC within Regions I, II and III of the PGO, along with a Service of Multimedia Communication.

3. Reasons and Benefits of the Operation. The merger described in this Material Fact notice has strategic-operational importance for the Company, with the main objective to strength and complement the offer, besides to optimize the available resources through synergy gains between their operations, as they have complementary networks. Intelig has a sound metropolitan network of optical fibers in the largest cities in the country, plus its own extensive long-distance network infra-structure (Backbone). This combination of own infrastructure will strengthen the Company’s positioning in the market, specially in the corporate segment and data transmission offer, and will also result in leased lines cost savings and speed up the 3G network roll-out.

4. Costs of the operation. The Company’s estimated costs for the completion of the merger, with expenses related to publishing, auditing, financial services and economic, accounting and financial appraisals, as well as legal services are estimated at approximately R$10,000,000.00 (ten million reais).

5. Prior corporate and business acts. As mentioned in the Material Fact notice dated on April 16th 2009, on that date the Company’s Board of Directors authorized the execution of the Merger Agreement to address the merger of HOLDCO into the Company, and subsequently, on November 30th 2009, according to the meeting of the Board of Directors held on November 27th 2009, the 2nd Amendment and Consolidation to the Merger Agreement was signed, amending certain conditions of the operation, as briefly informed in the Material Fact notice also published on that date.

6. Capital Increase and Substitution Ratio. The merger, as detailed in the Protocol and Justification, signed between the managements of the Company and HOLDCO, will result in the extinction of the quotas representative of the capital stock of the latter, which will be replaced by common and preferred shares to be issued by TIM Part in an increase of capital, respecting the current proportions, rights and advantages attributed to these classes of shares. The aforementioned capital increase will take place at the value of R$516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred and fifty reais and fifty-seven centavos), corresponding to the equity value of HOLDCO, in accordance with audited interim balance sheets prepared on the reference date of November 30th 2009, with the capital stock of the Company, upon approval of the merger, increasing from R$7,632,371,373.56 (seven billion, six hundred and thirty-two million, three hundred and seventy-one thousand, three hundred and seventy-three reais and fifty-six centavos), to R$8,149,096,024.13 (eight billion, one hundred and forty-nine million, ninety-six thousand, twenty-four reais and thirteen centavos), through the issuance of 43,356,672 (forty-three million, three hundred and fifty-six thousand, six hundred and seventy-two) common shares and 83,931,352 (eighty three million, nine hundred and thirty-one thousand, three hundred and fifty-two) preferred shares, representative of up to 5.14% of the total number of shares of each one of these class of shares, which will be delivered to JVCO, the controlling shareholder of HOLDCO, all this on the basis of the valuation report mentioned in item 10 below.

It should be noted that the substitution ratio agreed upon may be reduced according to an adjustment formula contained in the 2nd Amendment and Consolidation to the Merger Agreement, due to any possible negative variation in the status of net financial position and working capital (as defined in and adjusted under that agreement) presented by HOLDCO and Intelig on a consolidated bases, after the base-date of the operation and before completion of the merger. Any possible reduction in the substitution ratio due to the foregoing will be duly justified and informed to the shareholders then met in an Extraordinary Shareholders´ Meeting.

7. Make-up of the Company’s Capital Stock after the Merger. After the merger, the Company’s capital stock, will be 2,348,447,036 (two billion, three hundred and forty-eight million, four hundred and forty-seven thousand and thirty-six) shares, of which 799,924,805 (seven hundred and ninety-nine million, nine hundred and twenty- four thousand, eight hundred and five) common and 1,548,522,231 (one billion, five hundred and forty-eight million, five hundred and twenty-two thousand, two hundred and thirty-one) preferred to 2,475,735,060 (two billion, four hundred and seventy-five million, seven hundred and thirty-five thousand and sixty) shares, of which 843,281,477 (eight hundred and forty-three million, two hundred and eighty-one thousand, four hundred and seventy-seven) common and 1,632,453,583 (one billion, six hundred and thirty-two million, four hundred and fifty-three thousand, five hundred and eighty-three preferred.

8. Valuation at Economic Value. So as to bear out the substitution ratio referred to above, an economic valuation of the Company and HOLDCO was performed by Banco Merrill Lynch de Investimentos S.A. (“Merrill Lynch”), retained specifically by the Company to this end and with vast experience on the Brazilian and international market. The Company and Intelig were valued on the basis of their economic value, using the methodology of discounted cash flow brought to present value.

9. Equitable Terms. Taking into account that the substitution ratio agreed on by the managements of the Company and HOLDCO was calculated in a manner compatible and consistent with the price ranges stated in the valuation performed by Merrill Lynch, also considering Intelig’s remaining financial debt after its process of financial restructuring, this substitution ratio represents equitable treatment between the value of the Company and HOLDCO.

10. Valuation at Book Equity Value. Valuation of the Company and HOLDCO at book equity value was performed by ACAL Consultoria e Auditoria S.S., a simple company, with its principal place of business at Av. Rio Branco No. 181, 18th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer Identification No. 28.005.734/0001 -81, specially retained to this end by the Company. HOLDCO was valued at its book equity value, through an analysis of its audited financial statements on the base-date of November 30th 2009, resulting in an equity value of R$516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred and fifty reais and fifty-seven centavos).

11. Right of Recess/Withdrawal. Considering that the Company is the merging party in the operation described, the right to withdraw addressed in article 137 of the Brazilian Corporations Law will not be applicable to the Company’s shareholders.

12. Political and Equity advantages of the shares of the Company controller and other Shareholders upon completion of the merger. The common and preferred shares that will be issued by means of an increase of the Company’s capital stock and delivered to JVCO will enjoy the same political and equity rights as the shares of those kinds that currently exist. Notwithstanding the fact that there are no other political or equity advantages, but rather for the purpose of regulating their future relationship as shareholders of the Company, TIM Brasil Serviços e Participações S.A. and JVCO, with the Company as consenting intervening party, have signed a Shareholders’ Agreement whose effectiveness is conditional upon completion of the merger. The aforementioned Shareholders’ Agreement regulates JVCO’s right to appoint one representative to the Company’s Board of Directors, on the terms and conditions set forth therein, and also certain provisions addressing the transfer by JVCO of the shares to be issued by the Company by virtue of the merger. Upon completion of such merger, this Shareholders’ Agreement will be filed at the Company and disclosed through the CVM, as required by the applicable law and regulations.

13. No Conflict of Interest. All companies and professionals taking part in this operation, and particularly the companies responsible for preparation of the economic and equity valuation reports, represent (i) that they have no conflict of interest with the Company, its shareholders or with HOLDCO, Intelig and their respective quotaholders, or (ii) that they have taken all measures necessary, through the adoption of policies and guidelines, to preserve the independence of their valuations.

14. Scrutiny of the Operation by Regulatory Agencies. ANATEL, by means of ANATEL Act No. 4,634, dated on August 11th 2009, published in the Federal Official Gazette on August 14th 2009, has already granted its necessary prior consent for the completion of the merger, with the consequent change of control over Intelig, also granting a term of 18 months for elimination of the geographical overlapping of STFC grants resulting from the process of merger, and is currently analyzing the respective Act of Concentration, which will subsequently be forwarded to the Administrative Council for Economic Defense – CADE, for a final decision, pursuant to the current legislation.

15. Dividends. The common and preferred shares to be issued by the Company and subscribed to by JVCO by virtue of the merger will be entitled to any dividends and/or interest on own capital that may be declared by the Company in relation to the fiscal year to be closed on December 31st 2009.

16. Amendments to the Company Bylaws. As a result of the merger, the Extraordinary Shareholders´ Meeting of the Company is to decide, among other matters, for an increase in the Company’s capital stock and issuance of the corresponding shares, with the consequent amendment of articles 5 and 6 of the Company’s Bylaws, even though such increase does not exceed the limit of authorized capital.

17. Availability of Documents. The documents related to the merger, such as the Protocol and Justification, along with the definitive economic and equity valuation referring to the base-date of the operation will be available to Company shareholders who prove such status, as from the date hereof, at the Company’s headquarters at Av. das Américas No. 3434, Block I, 7th floor, City of Rio de Janeiro, State of Rio de Janeiro, or through the investor relations website, at www.tim.com.br/ir.

18. Conditions for efficacy of the merger. The merger proposal described herein is subject to the following conditions for effectiveness: (i) full compliance by HOLDCO and Intelig with the conditions set forth in the 2nd Amendment and Consolidation to the Merger Agreement; and (ii) approval by shareholders representing the majority of common shares of the Company met in an Extraordinary Shareholders´ Meeting. The Extraordinary Shareholders´ Meeting of the Company that will decide, among other things, on the proposal for merger of HOLDCO, is being called for December 30th 2009.

19. Additional Information. The Company will not suffer any impact on its status as a publicly-traded company by virtue of the aforementioned merger.

19.1. In compliance with the rules of the Security and Exchange Commission (SEC), it is noted that this Material Fact is not an offer document and does not constitute an offer to sell nor a request for an offer to acquire any securities. The shares to be issued by virtue of the merger intended will not be registered with the SEC, pursuant to the 1933 Securities Act.

Rio de Janeiro (RJ), December 14th 2009

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.